November 16, 2005



Dr. Anthony C. Dike
Chairman and Chief Executive Officer
Meridian Holdings, Inc.
6201 Bristol Parkway
Culver City, CA 90230

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		File Date: May 16, 2005
		File No. 0-30018

Dear Dr. Dike:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

							Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief